Exhibit 3

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Part III: **Manner of Operations**

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Item 2:   <u>Eligibility for ATS Services</u>

a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?

☒ Yes ☐ No

b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

☒ Yes ☐ No

If yes, list and provide a summary of the conditions.

Answer: The ATS allows as Subscribers those applicants who satisfy certain eligibility requirements. Specifically, Subscribers must meet the following requirements, as applicable:

1. A broker-dealer registered with the SEC and a member of at least one SRO, or registered with an equivalent non-US regulatory authority.
2. Pass Office of Foreign Asset Control ("OFAC") checks and pass disciplinary/regulatory reviews. The disciplinary/regulatory review will include reviewing public information to determine if the potential Subscriber has a disciplinary history that would preclude trading on the ATS.
3. Satisfy such technical or systems requirements as may be prescribed by IntelligentCross, including but not limited to: connectivity certification, the ability to send orders and cancellations, and to receive trades, cancellations, rejects and trade breaks from the ATS.
4. Have clearing and settlement systems and/or arrangements in place to support participation on the ATS, as described further in Part III, Item 22.
5. Attest to having in place arrangements to ensure all staff and systems involved in the conduct of business with IntelligentCross are suitable, adequately registered, as applicable, properly trained and supervised.
6. Execute the Subscriber Agreement or other contractual agreement.
7. Execute all other applicable agreements required to facilitate clearance, settlement, trade reporting, error correction and cancellation of trades effected on or through the ATS.

IntelligentCross shall, after receiving a completed Subscriber application and any additional documentation requested, in its discretion, approve or reject such application, or approve such application subject to such conditions and/or restrictions as it considers appropriate (e.g., potentially limiting the number of orders a Subscriber may send). It processes all applications and completes its review and approval/denial process within thirty calendar days of reception of each completed Subscriber application. Each approval or denial must be authorized by the Chief Compliance Officer and communicated to the Head of Trading Operations. Trading Operations shall then promptly notify the applicant of the decision.

IntelligentCross creates and maintains records of all such decisions granting access, denying access, and granting limited or restricted access, for each applicant, and the reasons for so doing.

In addition, in connection only with the ATS' Hosted Pools (as discussed in Part II, Items 9 and 14), through sponsored access arrangements, Subscribers may authorize their clients ("Sponsored Firms") to submit firm orders directly to the Hosted Pools through a FIX connection, either in response to an IOI invitation or as a stand-alone firm order. For eligibility purposes, a Sponsored Firm must be approved by at least one Sponsor before it is permitted to submit firm orders directly into the ATS. Sponsored Firms may be authorized by multiple Sponsors and, as a result, Sponsored Firms are required to designate a Sponsor for each firm order submitted. Sponsored Firms are clients of the Sponsor and not the ATS, and Sponsored Firms are not Subscribers of the ATS. The Sponsor is responsible for all firm orders on which it is designated as Sponsor entered into the ATS by its Sponsored Firms (e.g., risk checks, clearance and settlement). The ATS does not approve, restrict or categorize the type of entity that a Sponsor may authorize as a Sponsored Firm.

c. If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?

☒ Yes ☐ No

If no, identify and describe any differences.

d. Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?

☒ Yes ☐ No

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